August 22, 2025

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	111, Inc. Annual Report on Form 20-F Filed April 29, 2025 File No. 001-38639

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Blaise Rhodes and Rufus Decker:

111, Inc. (the “Company”) acknowledges receipt of a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated August 11, 2025 (the “Comment Letter”) with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2024 and response dated August 6, 2025.

The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing responses to these comments. The Company respectfully advises the Staff that since it needs additional time to prepare thorough and sufficient responses to the Comment Letter, the Company respectfully requests an extension of the deadline for its responses. The Company expects to provide its responses to the Comment Letter by August 29, 2025.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to 111, Inc.’s Annual Report on Form 20-F, please contact the undersigned or Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

111, Inc.

By:	/s/ Junling Liu
Name: Junling Liu
Title: Chief Executive Officer

cc:	Kevin Zhang
Davis Polk & Wardwell LLP